UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Webzen Inc.
(Name of Issuer)
Common Shares, 500 Won per share
(Title of Class of Securities)
94846M102
(CUSIP Number)
Daelim Acrotel Building 8th Floor 467-6 Dogok-Dong, Kangnam-Gu Seoul, Korea 135-971
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94846M102
1. Names of Reporting Persons. NHN Games Co., Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds OO
5. Check IF Disclosure of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e)
6. Citizenship or Place of Organization Korea, Republic of
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 3,469,784 Common Shares
8. Shared Voting Power 4,482,635 Common Shares*
9. Sole Dispositive Power 3,469,784 Common Shares
10. Shared Dispositive Power None
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,482,635 Common Shares*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 34.55%
14. Type of Reporting Person (See Instructions) CO

________________________
* Beneficial ownership of 1,002,851 Common Shares owned by Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song and Hyung-Cheol Kim (the “Individuals”) is being reported hereunder because NHN Games Co., Ltd. may be deemed to have formed a group with the Individuals as a result of the arrangement described in this Schedule 13D.  Beneficial ownership of 10,000 Common Shares owned by Chang Keun Kim is being reported hereunder because Chang Keun Kim was a director of NHN Games Co., Ltd. and, due to this relationship, his Common Shares may be deemed to be co-hold with NHN Games Co, Ltd.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by NHN Games Co., Ltd. that it is the beneficial owner of any Common Shares owned by the Individuals or Chang Keun Kim for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102
1. Names of Reporting Persons. Nam-Ju Kim
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds OO
5. Check IF Disclosure of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e)
6. Citizenship or Place of Organization Korea, Republic of
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 398,636 Common Shares
8. Shared Voting Power 4,482,635 Common Shares*
9. Sole Dispositive Power 398,636 Common Shares
10. Shared Dispositive Power None
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,482,635 Common Shares*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 34.55%
14. Type of Reporting Person (See Instructions) IN

________________
* Beneficial ownership of 3,469,784 Common Shares owned by NHN Games Co., Ltd., 604,215 Common Shares collectively owned by Individuals other than Nam-Ju Kim and 10,000 Common Shares owned by Chang Keum Kim is being reported hereunder because NHN Games Co., Ltd. may be deemed to have beneficial ownership of such shares as a result of the arrangement described in this Schedule 13D, and NHN Games Co., Ltd. and Nam-Ju Kim may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Nam-Ju Kim that he is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102
1. Names of Reporting Persons. Ki-Yong Cho
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds OO
5. Check IF Disclosure of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e)
6. Citizenship or Place of Organization Korea, Republic of
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 294,095 Common Shares
8. Shared Voting Power 4,482,635 Common Shares*
9. Sole Dispositive Power 294,095 Common Shares
10. Shared Dispositive Power None
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,482,635 Common Shares*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 34.55%
14. Type of Reporting Person (See Instructions) IN

________________
 * Beneficial ownership of 3,469,784 Common Shares owned by NHN Games Co., Ltd., 708,756 Common Shares collectively owned by Individuals other than Ki-Yong Cho and 10,000 Common Shares owned by Chang Keun Kim is being reported hereunder because NHN Games Co., Ltd.  may be deemed to have beneficial ownership of such shares as a result of the arrangement and relationship described in this Schedule 13D, and NHN Games Co., Ltd. and Ki-Yong Cho may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ki-Yong Cho that he is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102
1. Names of Reporting Persons. Kil-Saup Song
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds OO
5. Check IF Disclosure of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e)
6. Citizenship or Place of Organization Korea, Republic of
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 305,120 Common Shares
8. Shared Voting Power 4,482,635 Common Shares*
9. Sole Dispositive Power 305,120 Common Shares
10. Shared Dispositive Power None
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,482,635 Common Shares*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 34.55%
14. Type of Reporting Person (See Instructions) IN

_________________
 * Beneficial ownership of 3,469,784 Common Shares owned by NHN Games Co., Ltd., 697,731 Common Shares collectively owned by Individuals other than Kil-Saup Song and 10,000 Common Shares owned by Chang Keun Kim is being reported hereunder because NHN Games Co., Ltd. may be deemed to have beneficial ownership of such shares as a result of the arrangement described in this Schedule 13D, and NHN Games Co., Ltd. and Kil-Saup Song may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Kil-Saup Song that he is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102
1. Names of Reporting Persons. Chang Keun Kim
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds PF
5. Check IF Disclosure of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e)
6. Citizenship or Place of Organization Korea, Republic of
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 10,000 Common Shares
8. Shared Voting Power 4,482,635 Common Shares*
9. Sole Dispositive Power 10,000 Common Shares
10. Shared Dispositive Power None
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,482,635 Common Shares*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 34.55%
14. Type of Reporting Person (See Instructions) IN

_________________
* Beneficial ownership of 3,469,784 Common Shares owned by NHN Games Co., Ltd., and 1,002,851 Common Shares collectively owned by the Individuals is being reported hereunder because NHN Games Co., Ltd. may be deemed to have beneficial ownership of such shares as a result of the arrangement described in this Schedule 13D, and NHN Games Co., Ltd. and Chang Keun Kim may be deemed to have formed a group based upon their relationship.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Chang Keun Kim that he is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102
1. Names of Reporting Persons. Hyung-Cheol Kim
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds OO
5. Check IF Disclosure of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e)
6. Citizenship or Place of Organization Korea, Republic of
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 5,000 Common Shares*
8. Shared Voting Power 4,482,635 Common Shares†
9. Sole Dispositive Power 5,000 Common Shares*
10. Shared Dispositive Power None
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,482,635 Common Shares†
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 34.55%
14. Type of Reporting Person (See Instructions) IN

_________________
* The 5,000 Common Shares held by Hyung-Cheol Kim represent his right to acquire such number of Common Shares within 60 days by option. The option is exercisable from July 18, 2009 to July 17, 2011.

† Beneficial ownership of 3,469,784 Common Shares owned by NHN Games Co., Ltd., 997,851 Common Shares collectively owned by Individuals other than Hyung-Cheol Kim and 10,000 Common Shares owned by Chang Keun Kim is being reported hereunder because NHN Games Co., Ltd. may be deemed to have beneficial ownership of such shares as a result of the arrangement and relationship described in this Schedule 13D, and NHN Games Co., Ltd. and Hyung-Cheol Kim may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Hyung-Cheol Kim that it is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Company

This Schedule 13D relates to the common shares, par value ~~W~~500 per share, of Webzen, Inc. (the “Common Shares”), a company incorporated with limited liability under the laws of the Republic of Korea (the “Company”).  The principal executive office of the Company is located at Daelim Acrotel Building 8th Floor 467-6 Dogok-Dong, Kangnam-Gu, Seoul 135-971, Korea.

Item 2. Identity and Background

This Schedule 13D is filed jointly by (i) NHN Games Co., Ltd. (“NHN Games”), (ii) Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song and  Hyung-Cheol Kim (“Individuals”) and (iii) Chang Keun Kim (Chang Keun Kim, together with NHN Games and the Individuals (the “Reporting Persons,”).

Individuals and Chang Keun Kim

Each of the Individuals recently was or currently is a Director and/or a member of the senior management of the Company.  Due to this relationship, the Individual Reporting Persons are deemed to co-hold the Common Shares under Section 142 of the Capital Market and Financial Investment Business Act.

Chang Keun Kim is the Chief Executive Officer of the Company.  Until November 28, 2009, Chang Keun Kim was a director of NHN Games, and due to this relationship with NHN Games, Chang Keun Kim is deemed to co-hold the Common Shares with NHN Games under Section 142 of the Capital Market and Financial Investment Business Act.

Below is the name, business address, present principal occupation or employment and citizenship of each of the Individuals and Chang Keun Kim, as of the date hereof.

Name	Residence or business address	Present principal occupation	Citizenship

Nam-Ju Kim	#C-3407 Galleria Apt. 40 Jamsil-dong, Songpa-Gu Seoul, Korea	–	Korea
Ki-Yong Cho	Joongwon Building 8th Fl, 158-3 Sokchon-Dong Songpa-Gu, Seoul Korea 138-190	CEO of Reloaded Studios Inc.	Korea
Kil-Saup Song	#101-3201 StarPark Sinchun-dong, Songpa-Gu Seoul, Korea	–	Korea
Chang Keun Kim	Daelim Acrotel Building 8th Fl, 467-6 Dogok-Dong Kangnam-Gu, Seoul 135-971, Korea	President, CEO and Director of the Company	Korea
Hyung-Cheol Kim	Daelim Acrotel Building 8th Fl, 467-6 Dogok-Dong Kangnam-Gu, Seoul 135-971, Korea	CFO and Director of the Company	Korea

NHN Games

NHN Games is a developer of massively-multiplayer online games (“MMOGs”) and is a subsidiary of NHN Corporation, an operator of Naver, an Internet search engine and an online game portal, based in Korea. The address of the principal office of NHN Games is 6th Fl., 102-Dong I-Park Bundang Bldg., Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea.  NHN Games is a privately owned company and is not listed on any exchanges. Set forth in Schedule A hereto, which is incorporated herein by reference, are the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the directors and senior officers of NHN Games, as of the date hereof.

During the past five years, neither the Individuals, Chang Keun Kim, NHN Games nor, to NHN Games’ knowledge, any person named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither the Individuals, Chang Keun Kim, NHN Games nor, to NHN Games’ knowledge, any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration

NHN Games obtained its funds for the purchase of Common Shares of Webzen from its working capital in the amount of ~~W~~4.0 billion.  The additional funding in the amount of ~~W~~3.0 billion was from a loan from Shinhan Bank.

Item 4. Purpose of Transaction

Description of the Transactions

On September 9, 2008, Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim each executed and delivered a power of attorney appointing NHN Games as the attorney-in-fact with full power and authority to act with respect to all matters related to Section 147 of the Capital Market and Financial Investment Business Act, which sets forth the obligation to report beneficial ownership of equity securities of more than 5% of a class of stock listed on Korea Exchange or KOSDAQ.  When NHN Games purchased the Common Stock from the Individuals as set forth above, it had an arrangement (the “Arrangement”) with the Individuals that the Individuals would have a good faith discussion with NHN Games before exercising any voting rights of the Common Stock and that they shall exercise voting rights together in the same direction in accordance with the discussion for matters relating to changing or influencing control of the Company, including:

•	elections and dismissals of directors;

•	amendments to the article of incorporation regarding the organization of the Company including any change to the board of directors;

•	changes to the capital of the Company;

•	approvals of dividend plans;

•	mergers and spin-offs;

•	general share exchanges or stock transfers;

•	transfers or acquisitions of significant business operations;

•	disposals of significant assets; and

•	dissolution of the Company.

On June 18, 2009, NHN Games purchased 155,491 Common Shares from Nam-Ju Kim through a block trade after the close of the KOSDAQ market.  The total amount paid by NHN Games for the 155,491 shares was ~~W~~2,721,092,500, or ~~W~~17,500 per share.

On June 18, 2009, NHN Games purchased 114,714 Common Shares from Ki-Yong Cho through a block trade after the close of the KOSDAQ market.  The total amount paid by NHN Games for the 114,714 shares was ~~W~~2,007,495,000, or ~~W~~17,500 per share.

On June 18, 2009, NHN Games purchased 119,014 Common Shares from Kil-Saup Song through a block trade after the close of the KOSDAQ market.  The total amount paid by NHN Games for the 119,014 shares was ~~W~~2,082,745,000, or ~~W~~17,500 per share.

After the purchase on June 18, 2009, NHN Games continues to be the largest single holder of Common Shares, holding 3,469,784 Common Shares, representing 26.74% of the outstanding Common Shares.  Pursuant to the Arrangement with the Individuals and its relationship with Chang Keun Kim, NHN Games represented 34.55%, or 4,480,535 shares, of the outstanding Common Shares. The Common Shares held by Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim are deemed to be co-held by NHN Games under Section 142 of the Capital Market and Financial Investment Business Act.

Purpose

NHN Games has purchased Common Shares from existing shareholders in a number of transactions since May 28, 2008.  The purpose of such transactions, including the purchases on June 18, 2009, was to take control of the management of the Company.  At the extraordinary shareholders’ meeting held on October 24, 2008, NHN Games replaced all the members of the board of directors of the Company (the “Board”) with new members including the Company’s CEO from Nam-Ju Kim to Chang Keun Kim, except Hyung-Cheol Kim who will be in office until 2011.

NHN Games intends to actively and directly control the Board and manage daily operations of the Company, and thereby overlooking the business, operations and future plans of the Company.  While maintaining its controlling stake in the Company, NHN Games intends to review its holdings in the Company on a continuing basis and, depending upon the price and availability of the Company securities, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in the Company.  As part of this ongoing review, NHN Games has engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to its holdings in the Company.

There were no changes to the capitalization or dividend policy, the articles of incorporation, by-laws or any other corporate document in relation to sales of the Common Shares to NHN Games.

Item 5. Interest in Securities of the Company

(a)-(b) There were 12,974,000 Common Shares outstanding (including treasury stock) as of the date hereof.

NHN Games individually owns 3,469,784 shares or 26.74% of the outstanding Common Shares.  Due to the Arrangement with the Individuals and the relationship with Chang Keun Kim as described above, NHN Games may be deemed to beneficially own the Common Shares held by Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim for purposes of Rule 13d-3 under the Exchange Act, in which case, his beneficial ownership represents 4,482,635 shares or 34.55% of the outstanding Common Shares.  NHN Games has the sole power to vote and dispose 3,469,784 Common Shares and has the shared power to vote 4,482,635 Common Shares.  NHN Games does not have shared power to dispose the Common Shares owned by others.

Each of Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim individually owns 398,636 shares or 3.07% of the outstanding Common Shares, 294,095 shares or 2.27% of the outstanding Common Shares, 305,120 shares or 2.35% of the outstanding Common Shares, 5,000 shares or 0.04% of the outstanding Common Shares and 10,000 shares or 0.08% of the outstanding Common Shares, respectively.  Due to the Arrangement and relationship among the Reporting Persons, NHN Games, the Individuals and Chang Keun Kim may be deemed to have formed a group under Section 13(d)(3) of the Exchange Act, in which case, their beneficial ownership represents 4,482,635 shares or 34.55% of the outstanding Common Shares.  Each of Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim has sole power to vote and dispose the Common Shares they individually own as described above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Individual Reporting Persons that he or it is the beneficial owner of any of the Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) On April 12, 2009 and May 5, 2009, Hyung-Cheol Kim sold 2,400 and 1,000 Common Shares in the KOSDAQ market, respectively.

For the description of Common Share purchased by NHN Games, see “Item 4. Purpose of Transaction.”

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Please see Item 4.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2009
(Date)
NHN Games Co., Ltd. /s/ Byoung Gwan Kim
(Signature)
Byoung Gwan Kim / CEO
(Name/Title)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2009
(Date)
/s/ Nam-Ju Kim
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2009
(Date)
/s/ Ki-Yong Cho
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2009
(Date)
/s/ Kil-Saup Song
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2009
(Date)
/s/ Chang Keun Kim
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2009
(Date)
/s/ Hyung-Cheol Kim
(Signature)

Schedule A

DIRECTORS AND SENIOR EXECUTIVE OFFICERS OF NHN GAMES

The following is a list of the directors and senior executive officers of NHN Games, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Each director and officer is a citizen of the Republic of Korea and the business address for each director and officer is 6th Fl., 102-Dong I-Park Bundang Bldg., Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea.

Name	Present principal occupation

Byoung Gwan Kim	President, CEO and Director of NHN Games

In Joon Hwang	Director of NHN Games; CFO of NHN Corporation

Jeong Ho Kim	Director of NHN Games; CEO of NHN China Corporation

Hyun Sung Kim	Auditor of NHN Games; Chief Director of Judicial Group, NHN Corporation